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                           February 16, 2021

       Zak Calisto
       Chief Executive Officer
       Karooooo Pte. Ltd.
       10 Anson Road #12-14
       International Plaza
       Singapore 079903

                                                        Re: Karooooo Pte. Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
1, 2021
                                                            CIK No. 0001828102

       Dear Mr. Calisto:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2020.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 1, 2021

       Summary Financial and Other Information, page 11

   1. We refer you to prior comment 6. Please revise pages 13 and 60 to disclose the comparable IFRS measure
for free cash flow margin. Refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K.
       Change in Accountants, page 158

   2. Revise to also disclose whether there were any disagreements with Deloitte & Touche in any subsequent interim
period. Refer to Item 304(a)(1)(iv) of Regulation S-K.
 Zak Calisto
Karooooo Pte. Ltd.
February 16, 2021
Page 2
Notes to the Consolidated Financial Statements
2.2 Accounting policies
q) Revenue
Dealership installations, page F-20

3. We note your response to prior comment 10. Please tell us about your accounting for these units if a subscription contract is signed including whether they are transferred to
       PP&E at signing and depreciated.
17. Amounts received in advance, page F-33

4. We note the revisions made in response to prior comment 11. It appears that you have limited this disclosure to amounts that have been received in advance. Please tell us how your disclosure complies with paragraph 120 of IFRS 15. In this regard, paragraph 120 requires disclosure of the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period. Please revise accordingly or advise why revision is not required.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-
3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                              Sincerely,
FirstName LastNameZak Calisto
                                                              Division of
Corporation Finance
Comapany NameKarooooo Pte. Ltd.
                                                              Office of
Technology
February 16, 2021 Page 2
cc:       Roshni Cariello, Esq.
FirstName LastName